SEC FILE NUMBER 814-00735

CUSIP NUMBER 500233101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

KCAP Financial, Inc.

Full Name of Registrant

Former Name if Applicable

295 Madison Avenue

Address of Principal Executive Office (Street and Number)

New York, NY 10017

City, State and Zip Code

PART II — RULES 12-b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the preparation of its consolidated financial statements for the fiscal year ended December 31, 2014, KCAP Financial, Inc. (the “Company”) has identified (i) an error in its accounting for investment income from its equity investments in collateralized loan obligation funds (“CLOs”) and (ii) errors in the tax characterization of the distributions it received from its wholly-owned asset management companies, Trimaran Advisors, LLC and Katonah Debt Advisors, LLC (collectively, the “Asset Manager Affiliates”).

CLO-Related Accounting Error

Since its inception in 2006, the Company has recorded all distributions received from its CLO equity investments as investment income and reflected changes in the fair value of the CLO equity investments in its consolidated statement of operations. However, the Company has now determined that it should have applied Accounting Standard Codification 325-40, Beneficial Interests in Securitized Financial Assets (“ASC 325-40”). ASC 325-40 requires that investment income from CLO equity investments be recognized under the effective interest method, with any difference between the cash distribution received and the amount calculated pursuant to the effective interest method being recorded as an adjustment to the cost basis of the investment.

If the Company had accounted for its CLO equity investments in accordance with ASC 325-40, certain amounts previously recorded as investment income in its consolidated statements of operations would instead have been recorded as unrealized appreciation/depreciation therein. Similarly, the accumulated balances in the statement of stockholders’ equity require a correction to reclassify the amounts between the line items therein. As a result of these reclassifications, the amounts of net income, total stockholders’ equity/net asset value, earnings per share, net asset value per share and tax-basis distributable income previously reported by the Company will not be impacted by the correction of this error.

The Audit Committee of the Company’s Board of Directors has determined that the error in accounting for investment income from its equity investments in CLOs was not material to the Company’s previously filed consolidated financial statements.

Tax-Related Accounting Errors

The errors relating to the tax characterization of the distributions the Company received from the Asset Manager Affiliates since its inception may result in a portion of prior distributions being deemed to be a return of capital for tax purposes, as opposed to a distribution from earnings and profits. As a result, these errors may have resulted in an overstatement of net investment income and unrealized losses in the Company’s previously filed consolidated statement of operations and will require the re-characterization from ordinary income to return of capital for a portion of the distributions that the Company previously paid to its stockholders. However, the amounts of net income, total stockholders’ equity/net asset value, earnings per share and net asset value per share previously reported by the Company will not be impacted by the correction of these errors.

The Audit Committee of the Company’s Board of Directors is continuing its review process in connection with the tax-related accounting errors. As a result, the Company has not yet determined whether the tax-related accounting errors will have a material impact on its previously reported consolidated financial information.

Other Matters

The Company’s management continues to assess the Company’s disclosure controls and procedures and internal control over financial reporting for current and prior periods. Management does not expect to reach a final conclusion on the effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures until completion of the review process.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edward U. Gilpin	212	455-8300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see response to Part III above.

KCAP Financial, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2015	By:	/s/ Edward U. Gilpin
Edward U. Gilpin Chief Financial Officer